JCI (London) Limited



(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989



PECD/JAK

12 November 2001

Office of International Corporate Finance
Securities and Exchange Commission
WASHINGTON DC 20549
U.S.A.

Dear Sirs

WESTERN AREAS LIMITED- FILE NO. 82-268

In accordance with rule 12g 3-2(b) we enclose for your information and records five copies of the following document(s):-

Further cautionary announcement	-	**Dated 2 November 2001**
Press Release	-	**Dated 2 November 2001**

issued by the above company, for which we act as London Secretaries.

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

Western Areas Limited

(Incorporated in the Republic of South Africa)
Registration Number: 1959/003209/06
Share code: WAR
ISIN No: 000016549
("Western Areas")

Further cautionary announcement

Further to the cautionary announcements dated 25 April 2001, 19 June 2001, 3 August 2001 and 17 September 2001, shareholders are advised that Western Areas has decided not to sell its 50% interest in the South Deep Project. Instead, shareholders are advised that Western Areas has negotiated a US$125 million facility, which will enable the company to make a further distribution to shareholders in due course. Upon finalisation of all the associated documentation and the satisfaction of conditions precedent, shareholders will be advised of full details.

Accordingly, shareholders are advised to continue to exercise caution when dealing in their shares until a more detailed announcement is made.

Johannesburg
2 November 2001

Sponsor:
Investec Bank Limited
(Registration number 1969/004763/06)

For immediate release

For further details please contact Brett Kebble on +27 11 688-5074 or Mobile (0) 83 633-1803

WESTERN AREAS TO RETAIN SOUTH DEEP STAKE, MAKE FURTHER PAY-OUT TO SHAREHOLDERS

Johannesburg, 2 November - Western Areas has announced that it is to retain its 50% interest in the South Deep project and has raised US$125 million to make a further distribution to shareholders.

The R5 billion South Deep project, designed to exploit the world's single largest gold reserve, is now less than two years away from full commissioning. Upon completion it will be a major low-cost, long-life producer with an annual gold output of some 700 000 ounces.

Western Areas chief executive Brett Kebble said today the company had carefully considered two options for releasing value to shareholders. One was the outright sale of its interest in South Deep and the other was the leveraging of the asset in support of a cash distribution.

"We received a number of approaches from prospective buyers but it was clear that their offers were coloured by the pre-emptive right of our joint venture partner Placer Dome. Placer Dome also made a bid that apparently assumed we were under pressure to sell. In these circumstances, we have decided to retain this great asset. The proposed cash distribution will significantly enhance our return on equity, which is Western Areas' primary objective," Kebble said.

Full details of the distribution will be made known once all formalities have been completed.


du Plessis
Associates

Issued by du Plessis Associates on behalf of Western Areas Limited.
dPA contact Kathy du Plessis on: Tel : +27 11 728 4701, or cell : +27 (0) 83 266 5847 or e-mail: westernareas@dpa.co.za